SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
AMENDMENT NO. 2 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RCN CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
749361200
(CUSIP Number of Class of Securities (Underlying Common Stock))
Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, Virginia 20170
Telephone: (703) 434-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Thomas A. Monson
Jenner & Block LLP
330 N. Wabash Avenue
Chicago, Illinois 60611
(312) 840-8611
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$2,654,065	$148.10

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,975,904 shares of common stock of RCN Corporation having an aggregate value of $2,654,065 as of July 14, 2009 will be eligible for exchange and will be tendered pursuant to the offer. The aggregate value of such options was calculated based on the Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$148.10	Filing Party:	RCN Corporation
Form or Registration No.:	005-51715	Date Filed:	July 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 16, 2009 and amended by Amendment No. 1 to Schedule TO filed on July 23, 2009 (the “Schedule TO”) by RCN Corporation, a Delaware corporation (the “Company”), relating to an offer by the Company to its employees (except its chief executive officer), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $.01 per share, issued under the Company’s 2005 Stock Compensation Plan on a value-for-value basis for the grant of new options to purchase shares of the Company’s common stock.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends only the items and exhibits to the Schedule TO that are being amended, and unaffected items and exhibits are not included herein.
Items 1, 2(b), 4(a), 6(a), 6(c), 7(b) and 10(a)
     The Offer to Exchange and Items 1, 2(b), 4(a), 6(a), 6(c), 7(b) and 10(a) of the Schedule TO are hereby amended and supplemented as follows:
     (1) “Q28: May RCN cancel this Exchange Program” of the “Summary Term Sheet” on page 7 of the Offer to Exchange is hereby amended to substitute the following in lieu of the first sentence thereof: “The completion of the Exchange Program is subject to a number of customary conditions. If any of these conditions are not satisfied, RCN may decide to terminate the Exchange Program.”
     (2) “Risks of Participating in the Exchange Program” on page 9 of the Offer to Exchange is hereby amended to add the following sentence as the second sentence of the second paragraph: “Such forward-looking statements made in connection with this Offer to Exchange are not subject to the safe harbor protections under such Act.”
     (3) “The Exchange Program — Conditions of the Exchange Program” on page 23 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
     “Notwithstanding any other provision of the Exchange Program, we will not be required to accept any Eligible Options tendered for exchange, and we may terminate the Exchange Program, or postpone our acceptance and cancellation of any Eligible Options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date the Exchange Program begins, and before the Expiration Date, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:
•	there has been threatened (orally or in writing) or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Exchange Program or otherwise relating in any manner, to the Exchange Program;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction has been proposed, enacted, enforced or deemed applicable to the Exchange Program, any of which might restrain, prohibit or delay completion of the Exchange Program or impair the contemplated benefits of the Exchange Program to us;
•	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions;

•	in our reasonable judgment, any extraordinary or material adverse change in United States or global financial markets generally;

•	the commencement, continuation or escalation of a war or other national or international calamity, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the Exchange Program; or

•	any of the situations described above existed at the time of commencement of the Exchange Program and that situation, in our reasonable judgment, deteriorates materially after commencement of the Exchange Program;
•	A tender or exchange offer, other than this Exchange Program by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, has been proposed, announced or made by another person or entity or will have been publicly disclosed or we have learned that:
•	any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of the Exchange Program;

•	any such person, entity or group which had publicly disclosed such ownership prior to such date has acquired additional common stock constituting more than 1% of our outstanding shares, or

•	any new group has been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the Exchange Program or with such acceptance for exchange of Eligible Options;
•	there has occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the Exchange Program, other than as contemplated as of the commencement date of the Exchange Program;

•	any event or events has occurred that has resulted or is reasonably likely to result, in our reasonable judgment, in a material adverse change in our business or financial condition;

•	any event or events has occurred that has resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the Exchange Program to us; or

•	there has occurred any increase or decrease (i) in the market price of the RCN common stock shares on the Nasdaq Global Select Market by an amount in excess of 20% or (ii) in the Nasdaq Composite Index, the New York Stock Exchange Index, the Dow Jones Industrial Average, or the S&P 500 Composite Index by an amount in excess of 20%, in each case during any period between July 16, 2009 and the Expiration Date.
If any of the above events occur, we may:
•	terminate the Exchange Program and promptly return all tendered Eligible Options to tendering holders;

•	complete and/or extend the Exchange Program and, subject to your withdrawal rights, retain all tendered Eligible Options until the extended Offering Period expires;

•	amend the terms of the Exchange Program; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the Exchange Program is open, complete the Exchange Program.
     The conditions to the Exchange Program are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration of the Offering Period. We may waive any condition, in whole or in part, at any time and from time to time before the Expiration Date, in our discretion, whether or not we waive any other condition to the Exchange Program. If a condition is triggered and unless the condition is one where satisfaction of the condition may only be determined upon the expiration of the offer, we will promptly notify impacted Eligible Employees whether we have waived such condition. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights; provided, however, that our acceptance of exchanged options shall constitute a waiver of the occurrence of a condition specified above. Eligible Employees may challenge any determination that we make in a court of competent jurisdiction, and only such court can make a determination that will be final and binding upon all parties.”
     (4) “The Exchange Program — Information Concerning RCN; Financial Information — Financial Information” on page 33 of the Offer to Exchange is hereby amended to (a) delete the Consolidated Statements of Earnings table and (b) add the following tables after the first paragraph:

			Three Months	Three Months
	Fiscal Year Ended		Ended	Ended
	December 31,	December 31,	March 31,	March 31,
	2008	2007 (1)	2009`	2008
Consolidated Statements of Earnings:
Revenues	$739,243	$636,097	$189,228	$179,815
Gross Profit	$475,024	$411,327	$118,947	$113,960
Net loss from continuing operations	$(70,726)	$(169,642)	$(9,632)	$(26,204)
Loss from continuing operations per common share:
Basic and Diluted	$(1.91)	$(4.58)	$(0.27)	$(0.71)
Net loss per common share:
Basic and Diluted	$(1.91)	$(4.11)	$(0.27)	$(0.71)
Dividends declared per share	—	$9.33	—	—

(1)	The results of operations from NEON are included in the above financial information from the date of acquisition (November 13, 2007) and all periods thereafter.

			Three Months
	Fiscal Year Ended		Ended
	December 31,	December 31,	March 31,
	2008	2007	2009
Consolidated Balance Sheet:
Total current assets	$147,424	$157,284	$157,750
Total assets	$1,025,460	$1,097,889	$1,009,020
Total current liabilities	$162,898	$173,700	$158,223
Total liabilities	$1,009,089	$981,014	$998,109
Total shareholder’s equity	$16,371	$116,875	$10,911
     (5) “The Exchange Program — Information Concerning RCN; Financial Information” on page 33 of the Offer to Exchange is hereby amended to add the following sections after “The Exchange Program — Information Concerning RCN; Financial Information — Financial Information”:
     “Ratio of Earnings to Fixed Charges

     The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change. Fixed charges consist of interest and debt expense, including amortization of debt-related expenses and interest capitalized during the period, as well as the interest portion of rental expense. For both the years ended December 31, 2008 and December 31, 2007, as well as the quarter ended March 31, 2009, the earnings were inadequate to cover fixed charges.
     Book Value Per Share
     Our book value per share as of our most recent balance sheet dated March 31, 2009 was $0.30.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(F)	Letter from Jessica Kaman, Vice President and Treasurer of RCN, sent to Company Employees on Leave of Absence, Announcing Commencement of the Exchange Program.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

RCN CORPORATION
Date: July 30, 2009	By:	/s/ Michael T. Sicoli
Michael T. Sicoli
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)**	Offer to Exchange Eligible Stock Options for New Stock Options, dated July 16, 2009.

(a)(1)(B)**	Email from Fidelity Investments sent to Company Employees on July 16, 2009, Announcing Commencement of the Exchange Program.

(a)(1)(C)**	Screen Shots of the Stock Option Exchange Program Website.

(a)(1)(D)**	Form of Reminder Email to Company Employees Regarding Expiration Date.

(a)(1)(E)***	Employee Presentation Materials.

(a)(1)(F)*	Letter from Jessica Kaman, Vice President and Treasurer of RCN, sent to Company Employees on Leave of Absence, Announcing Commencement of the Exchange Program.

(b)	Not applicable.

(d)(1)	RCN Corporation 2005 Stock Compensation Plan, as amended (incorporated by reference to Annex A to RCN’s Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders filed on April 27, 2007).

(d)(2)**	Amendment to the RCN Corporation 2005 Stock Compensation Plan.

(d)(3)	Amended Form Non-Qualified Option Agreement (incorporated by reference to Exhibit 10.29 to RCN’s Amendment No. 1 to its Annual Report on Form 10-K filed on April 10, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

**	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on July 16, 2009 and incorporated herein by reference.

***	Previously filed with Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on July 23, 2009 and incorporated herein by reference.